June 15, 2006

Via Fax: 202-772-9205

Mr. Larry Spirgel
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Stratus Services Group, Inc. (“Stratus” or the “Company”); Response to Your Letter of May 25, 2006 Relative to Forms 10-K and 10-K/A for the fiscal y/e 09-30-05 Filed 2/03/06 and 03/31/06, respectively; Forms 10-Q for the q/e 12/31/05 and 3/31/06 Filed 02/17/06 and 05/15/06, respectively; File No. 001-15789

Dear Mr. Spirgel:

Set forth below is Stratus’ response to your May 25, 2006 comment letter.

Responses to May 25, 2006 Comments:

The numbers of the responses set forth below correspond to the number of the comment set forth in your letter dated May 25, 2006.

1.
The statement in the referenced paragraph “that there was no impairment of goodwill” referred to the status as of the October 1, 2002 adoption date referenced in the immediately preceding paragraph. In order to eliminate any confusion, we propose to delete the referenced paragraph in its entirety. The reason for the impairment recorded and the identification of the reporting units was disclosed in the second paragraph of Note 7. The impairment was not associated with discontinued operations as of September 30, 2005.

2.
The related party transactions were not instances of “forgiveness of debt”, but rather the sale of assets of which part of the purchase price was comprised of debt due to the related party that was exchanged for the sold assets. Therefore, we don’t believe that this would qualify as an “extinguishment transaction” as contemplated by footnote 1 of paragraph 20 of APB 26. Although the son of our CEO is a 50% owner in ALS, as more fully described in Item 3 below, there are no ownership interests in ALS by Stratus or its CEO and any ownership interests in Stratus by ALS or its members is insignificant. Because the other owner of ALS is the managing member of ALS and is not a related party, and the son of our CEO does not own more than 50% of ALS, neither Stratus nor ALS controls or can significantly influence the other. Furthermore, although not disclosed, based on multiples of earnings, the purchase price in these transactions approximated the market value of the assets sold. Additionally, the gain on this transaction certainly would have been recognized in earnings had ALS paid cash in the amount of the obligation and the cash was used to pay the obligation.

3.	The other 50% owner of ALS is Michael O’Donnell. He is the Managing Member of ALS and is not related to or affiliated with Stratus.

•
Joseph J. Raymond, Jr. has not been involved with Stratus, except for consulting services provided to us by a company in which he owns. Such services were provided through February 2005. Joseph J. Raymond, Jr. owns 93,300 shares of Stratus common stock, representing less than three-tenths (3/10) of one percent (1%) of the outstanding shares.

•	Stratus has no continuing involvement in the six Northern California offices sold to ALS.

•	At the time of the exchange, Stratus compared the purchase price offered by ALS to market value using multiples of historic earnings of the sold branches.

•
Stratus and ALS were parties to various payroll outsourcing agreements in which substantially all of Stratus’ branch and field payrolls were outsourced to ALS. Stratus was invoiced weekly by ALS and the invoices amounts were due upon receipt. Prior to June 2005 and then again prior to November 2005, Stratus fell behind in making its payments to ALS on a current basis.

4.
The warrants issued in the exchange offer for the Series E Preferred Stock and the shares of common stock underlying the warrants were registered under a Registration Statement on Form S-4 that was declared effective in July 2004. There is no registration rights agreement in effect for the warrants (or underlying shares) issued in connection with the Series E Preferred Stock Exchange Offer and no penalties apply. Accordingly, there is no requirement to classify the warrants as a liability.

5.
We believe that, since all but 572 shares ($57,200) of Series E Preferred Stock was exchanged as part of the August 2004 Exchange Offer and only 247 shares ($24,700) remain outstanding at September 30, 2005, the balances are not material. Accordingly, even if it was determined that the classification of the balances was not appropriate under SFAS 133, we feel that because the balances were not material, restatements, if any, would not be necessary. The Series F Preferred Stock has a fixed conversion rate and no requirement for redemption. Accordingly, it would be a conventional convertible instrument and would be classified in stockholders’ equity. We also want to point out that the sole Series F shareholder is our Chairman and CEO.

6.	This disclosure was erroneously placed and should be placed at the end of Note 22a. We will make this correction.

7.
We have consistently combined the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories. SFAS 95 does not require the separate disclosure of cash flows pertaining to discontinued operations in the three categories. Furthermore, the speech given by Joel Levine states that combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories is consistent with the disclosure requirements of SFAS 95. Stratus believes the only shortcoming in its disclosures is that the Company failed to disclose, within the Liquidity and Capital Resources section of MD&A, how cash flows from discontinued operations are reflected in the Company’s cash flow statements and the quantification of discontinued cash flows. Since the basic presentation of the consolidated statement of cash flows is correct, there is no error and as such, Stratus does not need to restate its prior filings. We will provide additional disclosures to the Liquidity and Capital Resources section of the MD&A, beginning with our Form 10-Q for the quarter ending June 30, 2006.

Please note that Stratus hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Stratus’ filings and (c) Stratus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael A. Maltzman
Executive Vice President & CFO

cc:    Mr. Joe Casacarano
Mr. Andrew Mew
Mr. Joseph J. Raymond
Phil Forlenza, Esq.